EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Seven Months Ended December 31, 2010	Year Ended May 31,
(In thousands)					2010	2009
Income (loss) before income taxes	($148,346)	($17,460)	$117,479	($2,959)	$103,536	$44,398
Plus fixed charges:
Interest expense	14,703	11,121	13,546	7,796	1,481	1,692
Amortization of debt discount	5,784	0	0	0	0	0
Amortization of debt issuance costs	3,667	5,066	5,264	1,891	512	470
Write off of unamortized deferred debt issuance costs	3,901	0	1,940	0	0	0
Portion of rents representative of an appropriate interest factor	5,682	6,175	6,786	3,664	3,439	3,295

Total fixed charges (1)	$33,737	$22,362	$27,536	$13,351	$5,432	$5,457
Adjusted earnings (2)	($114,609)	$4,902	$145,015	$10,392	$108,968	$49,855
Ratio (2 divided by 1)	(3.4)	0.2	5.3	0.8	20.1	9.1
Fixed charges deficiency	$148,346	$17,460	$0	$2,959	$0	$0